Communication
14%
Memory
47%
Auto, Industrial
& Multimarket
(AIM)
39%
Share Price € 5.0 (7/17/08)
2008e
2007 2008e Multiple
Revenues 5.44 5.88 0.8x
Earnings -0.08 0.20 25x
Dividend 0.00 0.00 0.0%
Book Value 4.09 1.2x
Company Profile Per Share Valuation
2007 Revenues = €7.7 Billion
Infineon Technologies (IFX GR)
Headquartered in Munich, Germany.
Retains 77% stake in memory subsidiary
Qimonda (3
rd
largest global DRAM memory
producer), which was spun off  in August 2006.
5
th
largest semiconductor company in the world
(including stake in Qimonda); largest in Europe.
Sales by geography: 34% Asia/Pacific, 25%
U.S., 15% Germany, 16% other Europe, 10%
Japan and other.
Founded in 2000 as spin-off from Siemens.
Revenues and earnings exclude Qimonda
FY ends 9/30, Shares Outstanding = 750 million
All figures in EUR ($1 = EUR 0.63) as of 7/17/08
Investment Thesis
Strong Global Market Positions #2 position in auto and industrial end-markets (AIM) provides 10% operating margins and opportunities for growth.  #1 position in radio frequency transceivers provides a strong presence at mobile phone makers.
Margin Improvement Potential Management’s long-term goal is to increase operating margins (excluding memory) from -1% to 10%, largely through cost cutting and increased use of their chips in wireless handsets.
Strong Research & Development Strong intellectual property (43,000 patents, including memory), engineering expertise, and 15% of sales spent on research and development allow IFX to continue developing successful new products.
Low Valuation Both Infineon and Qimonda’s (0.2 times price-to sales) market valuations are at historical lows.  At modest valuations
(1.5 times price-to-sales) for the strong AIM
business,-the
value of the rest of the company is not reflected in the share price.
Risks
Memory Market Volatility Memory faces severe cyclicality due to high fixed costs, aggressive competitors, and short product cycles.
Management Turnover CEO resigned in May 2008 due to “different opinions on the future strategic orientation of the company.” Replaced by
Peter Bauer. New CFO hired in April 2008 has no experience at a publicly traded company.
Slow Revenue Growth An economic slowdown or a lack of successful new products in the communications division could slow revenue growth and make it difficult for IFX to reach its margin targets.
Conclusion: We believe that Infineon’s strong market positions and significant margin improvement potential are undervalued by the market.
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Dodge & Cox  /  Investment Managers  /  San Francisco
updated July 2008
08-355